[redacted]

14049041

SEC RECEIVED PROCESSING SECTION
MAR 04 2014
WASH, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HAPOALIM SECURITIES USA, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA
(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANA M. DIAZ **(212) 898-6428**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS LLC
(Name – *if individual, state last, first, middle name*)

675 THIRD AVENUE, 3RD FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS E. LOUDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

CHRISTOPHER J. MORAN
Notary Public, State of NY
No. 01MO6130022
Qualified in Queens County
Commission Expires 07/07/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hapoalim Securities USA, Inc.

Financial Statements
For the Year Ended December 31, 2013

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., D.C.
189

PragerMetis

Prager Metis CPAs, LLC

14 PENN PLAZA
SUITE 1800
NEW YORK, NY 10122

T 212.643.0099
F 212.496.7502

www.pragermetis.com

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Hapoalim Securities USA, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Hapoalim Securities USA, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. Hapoalim Securities USA, Inc.'s management is responsible for Hapoalim Securities USA, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
New York, New York
February 28, 2014

Hapoalim Securities Inc.

Attachment to SIPC Assessment Reconciliation
Form SIPC-7
For the Year Ended December 31, 2013

Attachment 1: Schedule of Payments

	Check #	Date	Amount ($)
1.	021000089	07/30/2013	34,072
	4216600030JO	01/30/2014	29,808
			63,880

Hapoalim Securities USA, Inc.

Contents

PragerMetis

Independent Auditor's Report

Pragt r Metis CPAs, LLC

14 PE'NN PLAZA
SUITI 1800
NEW 'ORK, NY 10122

T 212.643.0099
F 212.496.7502

www.pragermetis.com

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. (the "Company"), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Prager Metis CPAs, LLC
New York, New York
February 28, 2014

Hapoalim Securities USA, Inc.

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 1,139,567
Receivables from brokers and dealers	28,006,988
Due from Bank Hapoalim	1,248,920
Securities owned, at fair value	165,258,415
Fixed assets, at cost, less accumulated depreciation and amortization of $3,003,797	530,921
Deferred tax assets	4,427,000
Other assets	3,633,242
TOTAL ASSETS	**$204,245,053**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities sold not yet purchased, at fair value	$ 128,490,376
Loan payable to Bank Hapoalim	25,000,000
Payable to Affiliates	2,466,982
Accrued expenses and other liabilities	3,882,496
	159,839,854
Subordinated borrowings from Parent	10,000,000
TOTAL LIABILITIES	169,839,854
Stockholder's Equity	
Common stock - $0.01 par value: 100 shares authorized, 10 shares issued and outstanding	-
Additional paid-in capital	65,611,134
Accumulated deficit	(31,205,935)
TOTAL STOCKHOLDER'S EQUITY	34,405,199
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 204,245,053**

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of PCM-HSU Holdings, Inc. ("PCM-HSU Holdings" or "Parent") which is a subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority (FINRA), and is registered with the Commodity Futures Trading Commission. Its business includes fixed income, equity and options trading and brokerage activities.

2. Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

To prepare financial statements in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Items requiring significant management estimate and assumptions are fair value estimates of assets and liabilities, estimates of future profits for utilization of deferred trader commissions, and valuation allowance for deferred tax assets.

Securities Owned and Securities Sold not yet Purchased

Securities owned and securities sold not yet purchased are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Transactions are recorded on the trade date.

Foreign Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation and amortization

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Income taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Condition ("ASC") 740, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. The Company files a consolidated federal tax return together with its Parent. Federal income tax is allocated to the Company as if it were filing separately.

Cash and cash equivalents

The Company considers certain highly liquid investments with initial maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Fair Value Measurement

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

Deferred Trader Commissions

The Company matches trader commission expense to the period during which the incentive payment relates. Trader commissions for a department in a loss position are suspended until department losses are recovered. In such cases trader commissions, whether paid or not, of the loss period are deferred to the earlier of (1) the period when the department losses are recovered, or (2) the point at which deferred commissions may not be applicable due to continued losses or possible departure of a trader. These deferred trading commissions reduce the department loss during the loss period, and correspondingly reduce the department income in the future period when the department is again profitable, thereby matching the incentive commission expense to the relevant profitable period. See also Note 7, Other Assets.

3. Receivables from Brokers and Dealers

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing brokers for certain losses that the clearing brokers may sustain from the transactions introduced by the Company.

See also Note 13, Commitments and Contingencies.

4. Securities Owned and Securities Sold Not Yet Purchased

At December 31, 2013, securities owned and securities sold, not yet purchased, consist of the following:

	Securities Owned	Securities Sold, not yet Purchased
U.S. Treasuries & Govt. Agencies	$50,747,372	$ 51,604,279
Corporate Bonds	83,154,954	76,876,533
Municipal Bonds	26,561,087	9,564
Certificates of Deposit	4,795,002	-
	$165,258,415	$ 128,490,376

5. Fair value Disclosures

FASB ASC 820, "Fair Value Measurements", defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, equity securities with sale restrictions, derivative contracts and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs for the asset or liability rely on management's own assumptions about assumptions that market participants would use in pricing the asset or liability and that are consequently not based on market activity but upon particular valuation techniques. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts. Additionally, the Company did not have any level 3 assets or liabilities that were measured at fair value on a non-recurring basis at December 31, 2013.

Securities sold not yet purchased are carried at fair value.

Assets and liabilities measured at fair value at December 31, 2013 on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total
Assets				
Government Agency	$ -	$ 50,747,372	$ -	$ 50,747,372
Corporate Bonds	-	83,154,954	-	83,154,954
Municipal Bonds	-	26,561,087	-	26,561,087
Certificates of Deposit	-	4,795,002	-	4,795,002
Total Assets	$ -	$ 165,258,415	$ -	$165,258,415
Liabilities				
U.S. Government	$51,604,279	$ -	$ -	$ 51,604,279
Corporate Bonds	-	76,876,533	-	76,876,533
Municipal Bonds	-	9,564	-	9,564
Total Liabilities	$51,604,279	$ 76,886,097	$ -	$128,490,376

6. Fixed Assets

A summary of fixed assets at December 31, 2013 is as follows:

		2013
Furniture, fixtures and equipment	$	180,564
Computer Equipment		2,046,297
Software		596,598
Machinery		59,931
Leasehold Improvements		651,328
Total		3,534,718
Less: Accumulated depreciation and amortization		3,003,797
Fixed assets, net	$	530,921

7. Other Assets

Other assets includes approximately $1,383,000 of deferred trader commissions applicable to future trading periods in accordance with the Company's policy of matching trader incentive commissions to applicable profitable periods.

A summary of other assets at December 31, 2013 is as follows:

		2013
Prepaid expenses	$	859,765
Accounts receivable		1,340,305
Deferred trader commissions		1,382,641
Other		50,531
Total	$	3,633,242

8. Loans and Lines of Credit

On September 17, 2009 the Company entered into a Subordinated Loan agreement with Hapoalim totaling $10 million which bears interest based on London Interbank Offered Rate ("LIBOR") plus 3% (3.25% at December 31, 2013) paid quarterly, and has a maturity date of September 30, 2014 with provision for automatic annual renewals. As of December 31, 2013, $10 million was outstanding on the subordinated loan.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital, and accordingly, is included as regulatory capital in computing the Company's net capital under the SEC's uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On July 28, 2011, the Company entered into an overdraft facility agreement with Bank Hapoalim totaling $75 million. Borrowings bear interest based on LIBOR plus 1.25% (1.33% at December 31, 2013) paid quarterly, and have a maturity of January 31, 2014. In February 2014, the overdraft facility was transferred to Bank Hapoalim B.M., bearing interest at LIBOR plus .95% with a maturity of December 31, 2014. As of December 31, 2013, there was $25 million outstanding on the line of credit.

9. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan (401(k)) covering substantially all of its employees. The Company's matching contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code for this type of plan. The employees contribute to their 401K accounts in amounts that do not exceed the maximum permitted by the Internal Revenue Code.

10. Income Taxes

As of December 31, 2013, the gross deferred tax asset amounted to approximately $8.5 million. A valuation allowance of approximately $4.1 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. During 2013 deferred tax assets increased by $556,000 and the valuation allowance increased by $15,000. The temporary differences that give rise to the gross deferred tax asset at December 31, 2013, are as follows:

Deferred Assets:		
Tax credits	$	472,000
Accrued liabilities		1,397,000
Furniture, equipment and leasehold improvements		198,000
Net Operating Losses (NOL)		6,445,000
Total Deferred Tax Assets before valuation allowance		8,512,000
Less: Valuation allowance		(4,085,000)
Total Deferred Tax Assets after valuation allowance	$	4,427,000

The Company has a pre-tax effected federal net operating loss carry forward of approximately $15 million as of December 31, 2013. The NOLs expire between December 31, 2022, and December 31, 2033. Due to limitations in the usage of NOLs subsequent to the change in ownership when the Hapoalim Group originally acquired the Company, the amount of federal carryover loss that can be used in any one year is approximately $1.3 million, excluding the current year NOL of approximately $1.6 million.

The Company files consolidated federal income tax returns with the Parent. The Company transferred $993,155 to the Parent for the Company's share of the 2012 tax expense.

The Company is no longer subject to U.S. Federal, state and local tax examinations by tax authorities for years before 2010.

11. Related Parties

During the year ended December 31, 2013, the Company incurred service fees and other expenses and earned commissions and other revenues from Hapoalim and affiliates. As of December 31, 2013, $1,248,920 and $2,466,982 are reflected under the captions Due from Bank Hapoalim and Payable to affiliates, respectively, on the Statement of Financial Condition. See also Notes 8 and 10.

12. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company has sold securities that it does not own and will therefore be obligated to repay the amount or purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013, at fair values of the related securities and could incur a loss if the fair value of the securities increases subsequent to December 31, 2013. The Company hedges this risk with its asset liabilities management of securities holdings.

13. Commitments and Contingencies

The Company applies the provisions of FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company mitigates this risk with its ongoing credit review procedures on all relevant customers. The Company's contract with the clearing brokers also required the placement of a $250,000 deposit with each of its two clearing brokers. These deposits are included in the balance sheet in Receivables from Broker and Dealers.

The Company leases its New York City office space under a non-cancelable operating lease expiring in July 2022. In addition, the Company also leases its Los Angeles and Miami office space under non-cancelable operating leases expiring in December 2015 and June 2017, respectively.

Future minimum lease payments under the office lease and equipment operating leases are as follows:

Years Ending December 31,	
2014	$ 752,213
2015	757,367
2016	709,065
2017	624,901
2018	628,256
Thereafter	2,281,160
Total	$ 5,752,962

14. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, and Regulation 1.17 of the Commodity Futures Trading Commission which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness (15 to 1) or the minimum dollar requirement of $100,000. At December 31, 2013, the Company had net capital of approximately $21 million, which exceeded minimum capital requirements by approximately $19 million.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule. The firm does not handle any customer cash or securities.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

15. Recent Regulatory Developments

In July 2013, The Securities and Exchange Commission ("SEC"), under the Securities Act of 1934 ("Exchange Act"), issued Final Rule 34-70073 Broker-Dealer Reports which amends certain broker-dealer annual reporting, audit and notification requirements. The amendment includes a requirement that broker-dealer audits be conducted in accordance with standards of the Public Company Accounting Oversight Board ("PCAOB"). The rule is effective June 1, 2014.

In July 2013, the SEC also issued under the Exchange Act Final Rule 34-70072 Financial Responsibility Rules for Broker-Dealers which amend the net capital, customer protection books and records and notification rules. The amendments also update certain financial responsibility requirements and make certain technical amendments. The rule is effective October 21, 2013.

The adoption of the above rules did not, nor is expected to, have a material impact on the Company's financial statements.